

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2024

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S. Tucson Way
Suite 130
Centennial, CO 80112

> **Re: Nuburu, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-39489**

Dear Brian Knaley:

We have reviewed your August 8, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Consolidated Financial Statements
Note 9. Convertible Preferred Stock, page F-19

1.      We note your response to prior comment 3; however, it does not appear to us that the facts and circumstances related to the redemption features of your preferred stock are comparable to a change in control of provision that would require an affirmative vote by a company's Board of Directors. In this regard, we note that on January 31, 2025 (the Test Date), you may be obligated to redeem your preferred stock for cash at the Original Issuance Price if the Conversion Price exceeds the lowest volume-weighted average price per share of your common stock and you may also be required to redeem excess preferred stock for cash if conversions of preferred stock to common stock result in a shareholder owning in excess of 9.99% of your shares. You indicate you believe you control the required redemptions under both the Test Date trigger and the Share Cap trigger because the preferred share agreement provides you "leeway" to determine if you have sufficient

funds legally available under applicable law to redeem all the then outstanding shares. Your response appears to imply, regardless of the actual facts and circumstances that exist on the Test Date, you may merely conclude you do not have sufficient funds legally available under applicable law to redeem all the then outstanding shares. Please more fully address the following:

- Explain how you determined the company "solely controls" any of the provisions that could result in your preferred stock becoming redeemable on the Test Date pursuant to ASC 480-10-S99, including whether the Conversion Price exceeds the lowest volume-weighted average price per share of the company's common stock, whether conversions of preferred stock to common stock result in a shareholder owning in excess of 9.99% of your shares, or whether you have sufficient funds legally available;

- Explain what recourse is available to the preferred shareholders if you determine the company does not have sufficient funds legally available; and

- Although you have filed several exhibits related to your preferred stock, it does not appear these exhibits include or describe the Test Date trigger, the Share Cap trigger, or any potential redemption features related to your preferred stock. Provide us the relevant descriptions of these terms and provisions in the underlying legal agreements.

Form 10-K/A filed August 12, 2024

Exhibits

2.    We note you filed updated Section 906 certifications in your Form 10-K/A, which were required since your amended periodic report contains financial statements; however, we also note you did not file updated Section 302 certifications, which are required in all amended periodic reports and, based on the format and information in your Form 10-K/A, would not be permitted to be modified. In addition, we note you misidentified and included the certifications you filed under the wrong exhibit number. Please correctly file and identify all required certifications in your amended periodic filing. Refer to Items 601(b)(31) and (32) of Regulation S-K.

Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing